                                                                    Exhibit 99.2



[VIVENDI UNIVERSAL LOGO]



        JEAN-RENE FOURTOU APPOINTED CHAIRMAN AND CEO OF VIVENDI UNIVERSAL

        CLAUDE BEBEAR AND GERARD KLEISTERLEE JOIN THE BOARD OF DIRECTORS

       BOARD OF DIRECTORS DECIDES TO CREATE TWO NEW COMMITTEES: A FINANCE
      COMMITTEE CHAIRED BY CLAUDE BEBEAR AND A STRATEGY COMMITTEE HEADED BY
                                HENRI LACHMANN.

PARIS, JULY 3, 2002 - The Vivendi Universal Board of Directors [PARIS BOURSE: EX FP; NYSE: V], met on July 3, 2002 and decided to elect three new directors:
Jean-Rene Fourtou, who replaces Jean-Marie Messier; Claude Bebear, Chairman of the Supervisory Board of AXA, replaces Jean-Louis Beffa; and Gerard Kleisterlee, CEO of Philips, replaces Philippe Foriel-Destezet.

These new elections cover the remaining term of office of the directors who have been replaced.

The Board then unanimously approved the appointment of Jean-Rene Fourtou as Chairman and CEO of Vivendi Universal with immediate effect.

The Board of Directors also decided unanimously to:

- create a financial committee chaired by Claude Bebear and a strategy committee to be headed by Henri Lachmann,

- give highest priority to creating financial transparency and resolving short term financing issues.

Following the Board meeting, Jean-Rene Fourtou said:

"In the next two weeks, all possible measures will be taken to improve the situation, particularly in terms of the short-term cash position. I have every confidence that the company has the strengths to address its liquidity issues and to find the appropriate solutions in the immediate term.

"In addition, a financial and strategic diagnosis will be made in under three months. Two committees have been set up to carry out this assignment within the Board of Directors. In addition, two working groups comprising people from inside and outside the company will be created. Their mission will be to prepare the work and decisions of the Board of Directors.

"The Board of Directors and all of the company employees remain fully prepared to do their utmost to ensure the continued strengths of our operations. Vivendi Universal has everything it needs to be optimistic about the future, as we begin to restore confidence and health to our company."

IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed sales and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to finalize the proposed transactions; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.

                                       ###

CONTACTS:


      MEDIA                             INVESTOR RELATIONS
      PARIS                             PARIS
      Antoine Lefort
      +33 (1).71.71.1180                Laura Martin
      Alain Delrieu                     +33 (1).71.71.1084 or
      +33 (1).71.71.1086                917.378.5105
                                        Laurence Daniel
                                        +33 (1).71.71.1233
      NEW YORK
      Anita Larsen
      +(1) 212.572.1118                 NEW YORK

                                        Eileen McLaughlin
                                        +(1) 212.572.8961


NOTE TO EDITORS:

-     Mr. Fourtou's CV is attached to this press release.


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
                                    BIOGRAPHY

                                JEAN-RENE FOURTOU

      Born June 20, 1939 in Libourne (Gironde)

STUDIES

      Ecole Polytechnique, Paris (1960)

CAREER

      1963  -  Engineering consultant of BOSSARD & MICHEL

      1972  -  Member of the Board of Directors of BOSSARD CONSULTANTS

      1977 -   Chairman and Chief Executive Officer of BOSSARD CONSULTANTS

      1986  -  Chairman and Chief executive Officer of RHONE-POULENC

      12/1999 - 05/2002 Vice-Chairman of the Management Board of AVENTIS

       Since  Honorary Chairman of AVENTIS
              Vice-Chairman of the Supervisory Board of AVENTIS

Jean-Rene FOURTOU is Vice President of the ICC (International Chamber of Commerce) and will be elected President in January 2003. He is an Executive Board Member of several large Companies among which AXA, SCHNEIDER, PERNOD-RICARD, EADS, LA POSTE.

He is also a member of the European Round Table of Industrialists (ERT) and co-founder of ENTREPRISE & CITE.

DISTINCTIONS

      Officer of the Legion of Honour
      "Commandeur" of  the << Ordre National du Merite>>

PUBLICATION

      << La passion d'entreprendre>> Editions Organisation, 1985



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